UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS SECOND-QUARTER 2017 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales and Operating Segment Income reached Ps.23.2 billion and Ps.9.4 billion, respectively
➢	Prime time ratings[1] in our flagship Channel 2 grew 37% during the second quarter 2017 when compared to fourth quarter 2016
➢	Cable resumed its growth in Revenue Generating Units adding 159 thousand during the quarter, and Operating Segment Income margin reached 42.8%
➢	Sky reached an Operating Segment Income of Ps. 2.7 billion, equivalent to a margin of 47.1%

Consolidated Results

Mexico City, July 10, 2017 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2017. The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2017 and 2016, in millions of Mexican pesos:

	2Q’17	Margin %	2Q’16	Margin %	Change %
Net sales	23,161.8	100.0	23,523.5	100.0	(1.5)
Net income	1,914.9	8.3	1,765.8	7.5	8.4
Net income attributable to stockholders of the Company	1,452.5	6.3	1,415.9	6.0	2.6

Segment net sales	23,949.1	100.0	24,220.5	100.0	(1.1)
Operating segment income (1)	9,419.4	39.3	9,680.0	40.0	(2.7)
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales decreased 1.5% to Ps.23,161.8 million in second-quarter 2017 compared with Ps.23,523.5 million in second-quarter 2016. This decrease was attributable to revenue decline in the Content segment. Operating segment income decreased by 2.7%, reaching Ps.9,419.4 million with a margin of 39.3%.

Net income attributable to stockholders of the Company increased to Ps.1,452.5 million, or 2.6%, in second-quarter 2017 compared to Ps.1,415.9 million in second-quarter 2016. The net increase of Ps.36.6 million mostly reflected (i) a Ps.778.7 million decrease in finance expense, net; and (ii) a Ps.328.4 million decrease in other expense, net. These favorable variances were mainly offset by (i) a Ps.314.5 million increase in depreciation and amortization; (ii) a Ps.253.4 million decrease in share of income of associates and joint ventures, net; and (iii) a Ps.127.5 million increase in income taxes.

_______________________
1 Monday to Friday

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	1

Second-quarter Results by Business Segment

The following table presents consolidated results for the second-quarters ended June 30, 2017 and 2016, for each of our business segments. Consolidated results for the second-quarter 2017 and 2016 are presented in millions of Mexican pesos.

Net Sales	2Q’17%		2Q’16%		Change %
Content	8,075.9	33.7	8,793.0	36.3	(8.2)
Sky	5,641.9	23.6	5,580.7	23.0	1.1
Cable	8,036.7	33.5	7,802.1	32.2	3.0
Other Businesses	2,194.6	9.2	2,044.7	8.5	7.3
Segment Net Sales	23,949.1	100.0	24,220.5	100.0	(1.1)
Intersegment Operations(1)	(787.3)		(697.0)		(13.0)
Net Sales	23,161.8		23,523.5		(1.5)

Operating Segment Income (2)	2Q’17	Margin %	2Q’16	Margin %	Change %
Content	3,185.1	39.4	3,682.6	41.9	(13.5)
Sky	2,655.9	47.1	2,531.2	45.4	4.9
Cable	3,442.3	42.8	3,294.2	42.2	4.5
Other Businesses	136.1	6.2	172.0	8.4	(20.9)
Operating Segment Income	9,419.4	39.3	9,680.0	40.0	(2.7)
Corporate Expenses	(553.9)	(2.3)	(551.9)	(2.3)	(0.4)
Depreciation and Amortization	(4,589.4)	(19.8)	(4,274.9)	(18.2)	(7.4)
Other Expense, net	(370.9)	(1.6)	(699.3)	(3.0)	47.0
Operating Income	3,905.2	16.9	4,153.9	17.7	(6.0)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	Second-quarter sales decreased by 8.2% to Ps.8,075.9 million compared with Ps.8,793.0 million in second-quarter 2016.

Millions of Mexican pesos	2Q’17%		2Q’16%		Change %
Advertising	4,826.6	59.8	5,351.0	60.8	(9.8)
Network Subscription Revenue	941.1	11.6	1,150.3	13.1	(18.2)
Licensing and Syndication	2,308.2	28.6	2,291.7	26.1	0.7
Net Sales	8,075.9	100.0	8,793.0	100.0	(8.2)

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	2

Advertising

Advertising revenue decreased by 9.8% to Ps.4,826.6 million compared with Ps.5,351.0 million in second-quarter 2016. The drop in revenues is partially explained by the continued reduction in television advertising expenditures by certain clients, and the partial migration of budgets from two clients as a result of our decision not to cut prices.

This quarter, the drop in revenues is also explained by the reduced usage of prime time in Channel 2, resulting from the arbitrage opportunities that our pricing structure allows.

Advertising sold in our non-cancellable upfront, which accounts for the large majority of advertising revenue in a given year, is priced per spot based, among other things, on prior years’ ratings. The pricing of such inventory remains fixed regardless of any change in ratings when transmitted. As a result, clients are now achieving their target number of eyeballs with a smaller expense. We are in the process of evaluating the implementation of an alternative pricing mechanism which would come into effect starting in 2018.

Network Subscription Revenue

Second-quarter Network Subscription Revenue decreased by 18.2% to Ps.941.1 million compared with Ps.1,150.3 million in second-quarter 2016. The decrease is mainly explained by the loss of Megacable revenues starting September 2016.
Licensing and Syndication

Second-quarter Licensing and Syndication revenue increased by 0.7% to Ps.2,308.2 million compared with Ps.2,291.7 million in second-quarter 2016. Royalties from Univision decreased by 1.6% to US$81.9 million in second-quarter 2017 from US$83.3 million in second-quarter 2016.
Second-quarter operating segment income decreased by 13.5% to Ps.3,185.1 million compared with Ps.3,682.6 million in second-quarter 2016. The margin was 39.4%.

Sky
Second-quarter sales increased by 1.1% to Ps.5,641.9 million compared with Ps.5,580.7 million in second-quarter 2016. The number of net active subscribers increased by 4,949 during the quarter to 8,013,097 as of June 30, 2017, compared with 7,803,614 as of June 30, 2016. Sky ended the quarter with 196,359 subscribers in Central America and the Dominican Republic.

During the second quarter, Sky continued to be impacted by a difficult comparison to last year as a result of the extraordinary growth achieved in 2016 due to the analog shut down. To compensate, Sky implemented multiple strategies aimed at reducing churn and increasing the recharge rate of its pre-paid offer, including the launch of a 15 day pre-payment option.

Second-quarter operating segment income increased by 4.9% to Ps.2,655.9 million compared with Ps.2,531.2 million in second-quarter 2016, and the margin was 47.1%.

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	3

Cable
Second-quarter sales increased by 3.0% to Ps.8,036.7 million compared with Ps. 7,802.1 million in second-quarter 2016.

During the quarter, Cable resumed growth in RGUs, adding 26 thousand video RGUs, 119 thousand data RGUs and 15 thousand voice RGUs. The improvement in net additions, when compared to last quarter, resulted from the implementation of stricter credit filters starting in the fourth quarter last year, changes in the sales channel mix, a strengthening of the sales force, and the launch of new packages offering data speeds of 5Mbps and 20Mbps.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2017 and 2016.

RGUs	2Q’17	2Q’16
Video	4,092,414	4,219,906
Broadband	3,495,575	3,258,061
Voice	2,075,844	2,051,434
Total RGUs	9,663,833	9,529,401

Second-quarter operating segment income increased by 4.5% to Ps.3,442.3 million compared with Ps.3,294.2 million in second-quarter 2016, and the margin was 42.8%, an increase of 60 basis points from same quarter last year.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for second-quarter 2017 and 2016.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

2Q’17 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
Revenue	7,069.3	1,321.9	8,036.7
Operating Segment Income	3,060.6	494.9	3,442.3
Margin	43.3%	37.4%	42.8%

(1) These results do not include consolidation adjustments of Ps.354.5 million in revenues nor Ps.113.2 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

2Q’16 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	6,773.6	1,321.7	7,802.1
Operating Segment Income	2,877.9	500.4	3,294.2
Margin	42.5%	37.9%	42.2%

(2) These results do not include consolidation adjustments of Ps.293.2 million in revenues nor Ps.84.1 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	4

Other Businesses
Second-quarter sales increased by 7.3% to Ps.2,194.6 million compared with Ps.2,044.7 million in second-quarter 2016. Businesses that posted higher sales include gaming, radio and feature-film distribution. This effect was partially compensated by lower revenues in our publishing and soccer businesses.

Second-quarter operating segment income decreased by 20.9% to Ps.136.1 million compared with Ps.172.0 million in second-quarter 2016, reflecting an increase in the operating segment loss of our feature-film distribution, publishing and soccer businesses. This effect was partially offset by an increase in the operating segment income in gaming and radio businesses.

Corporate Expense

Corporate expense remained relatively unchanged at Ps.553.9 million in second-quarter 2017, from Ps.551.9 million in second-quarter 2016.

Share-based compensation expense in second-quarter 2017 and 2016 amounted to Ps.375.8 million and Ps.361.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.328.4 million, or 47%, to Ps.370.9 million in second-quarter 2017, from Ps.699.3 million in second-quarter 2016. This decrease reflected primarily a decrease in non-recurrent severance expense in connection with dismissals of personnel in our Content, Cable and Other Businesses segments, as well as a lower other expense related to legal and financial advisory professional services.

In second-quarter 2017, other expense, net, included primarily a non-recurrent severance expense in connection with dismissals of personnel, and legal and financial advisory professional services.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2017 and 2016.

	2Q’17	2Q’16	(Increase) Decrease
Interest expense	(2,233.4)	(2,000.7)	(232.7)
Interest income	424.9	579.4	(154.5)
Foreign exchange gain (loss), net	738.9	(415.4)	1,154.3
Other finance expense, net	(24.8)	(36.4)	11.6
Finance expense, net	(1,094.4)	(1,873.1)	778.7

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	5

The finance expense, net, decreased by Ps.778.7 million, or 41.6%, to Ps.1,094.4 million in second-quarter 2017 from Ps.1,873.1 million in second-quarter 2016. This decrease reflected primarily (i) a Ps.1,154.3  million favorable change in foreign exchange gain or loss resulting primarily from the effect on our average net U.S. dollar liability position of a 3.3% appreciation of the Mexican peso against the U.S. dollar in second-quarter 2017 compared with a 5.5% depreciation in second-quarter 2016;  and (ii) a Ps.11.6 million decrease in other finance expense, net, resulting  primarily from a lower net loss in fair value of our derivative contracts in second-quarter 2017. These favorable variances were partially offset by (i) a Ps.232.7 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other notes payable in second-quarter 2017; and (ii) a Ps.154.5 million decrease in interest income explained primarily by a lower average amount of cash and cash equivalents and temporary investments in second-quarter 2017.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.253.4 million, or 74.4%, to  Ps.87.0 million in second-quarter 2017 from Ps.340.4 million in second-quarter 2016. This decrease reflected mainly a lower share of income of Univision Holdings, Inc., the controlling company of Univision, as well as a lower share of income of Imagina Media Audiovisual, S. L., a communications company in Spain, in which the company has an investment.

Income Taxes

Income taxes increased by Ps.127.5 million, or 14.9%, to Ps.982.9 million in second-quarter 2017 compared with Ps.855.4 million in second-quarter 2016. This increase reflected primarily a higher income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.112.5 million, or 32.2%, to Ps.462.4 million in second-quarter 2017, compared with Ps.349.9 million in second-quarter 2016. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Other Relevant Information

On June 29, 2017, Standard & Poors revised its liquidity assessment of Televisa from strong to exceptional and affirmed Televisa’s ‘BBB+’ global scale and ‘mxAAA’ national scale ratings.
Capital Expenditures

During second-quarter 2017, capital expenditures were 52% lower than in the second-quarter 2016. We invested approximately U.S.$172.4 million in property, plant and equipment, including approximately U.S.$112.4 million for our Cable segment, U.S.$48.6 million for our Sky segment,  and U.S.$11.4 million for our Content and Other Businesses segments.

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	6

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total debt, finance lease obligations and other notes payable as of June 30, 2017 and December 31, 2016. Amounts are stated in millions of Mexican pesos.
	June 30, 2017	Dec 31, 2016	Increase (decrease)
Current portion of long-term debt	10,608.8	850.9	9,757.9
Long-term debt, net of current portion	105,784.4	126,146.7	(20,362.3)
Total debt [1]	116,393.2	126,997.6	(10,604.4)
Current portion of long-term finance lease obligations	532.2	575.6	(43.4)
Long-term finance lease obligations, net of current portion	4,988.6	5,816.2	(827.6)
Total finance lease obligations	5,520.8	6,391.8	(871.0)
Current portion of other notes payable	1,161.7	1,202.3	(40.6)
Long-term other notes payable, net of current portion	2,470.0	3,650.7	(1,180.7)
Total other notes payable [2]	3,631.7	4,853.0	(1,221.3)

1 As of June 30, 2017 and December 31, 2016, total debt is presented net of finance costs in the amount of Ps.1,242.7 million and Ps.1,290.6 million, respectively, and does not include related accrued interest payable in the amount to Ps.1,638.9 million and Ps.1,827.3 million, respectively.

2 In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of June 30, 2017, our consolidated net debt position (total debt, finance lease obligations and other notes payable, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.72,084.1 million.
Dividend

In April 2017, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2017 in the aggregate amount of Ps.1,084.2 million.
Shares Outstanding
As of June 30, 2017 and December 31, 2016, our shares outstanding amounted to 345,507.5 million and 341,268.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,953.1 million and 2,916.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2017 and December 31, 2016, the GDS (Global Depositary Shares) equivalents outstanding amounted to 590.6 million and 583.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	7

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF june 30, 2017 and DECEMBER 31, 2016
(Millions of Mexican Pesos)

	June 30,		December 31,
	2017		2016
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	41,222.7	Ps.	47,546.1
Temporary investments		5,687.4		5,498.2
Trade notes and accounts receivable, net		16,738.5		24,906.4
Other accounts and notes receivable, net		3,568.6		5,884.9
Due from related parties		910.3		905.6
Transmission rights and programming		7,143.1		6,533.2
Inventories		1,890.9		1,899.1
Other current assets		3,552.5		2,588.0
Total current assets		80,714.0		95,761.5

Non-current assets:
Derivative financial instruments		242.8		647.8
Transmission rights and programming		8,334.4		7,975.3
Investments in financial instruments		40,766.1		45,136.7
Investments in associates and joint ventures		11,584.6		12,092.3
Property, plant and equipment, net		85,560.8		86,783.6
Intangible assets, net		36,780.0		37,734.7
Deferred income tax assets		22,643.4		22,729.6
Other assets		145.0		192.6
Total non-current assets		206,057.1		213,292.6
Total assets	Ps.	286,771.1	Ps.	309,054.1

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2017 AND DECEMBER 31, 2016
(Millions of Mexican Pesos)

	June 30,		December 31,
	2017		2016
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	12,247.7	Ps.	2,678.2
Current portion of finance lease obligations		532.2		575.6
Current portion of other notes payable		1,161.7		1,202.3
Derivative financial instruments		371.9		-
Trade accounts payable and accrued expenses		21,869.0		22,878.1
Customer deposits and advances		14,392.4		21,709.4
Income taxes payable		2,385.2		2,012.5
Other taxes payable		1,301.1		1,479.1
Employee benefits		888.2		1,078.7
Due to related parties		988.0		1,088.2
Other current liabilities		2,464.0		2,723.9
Total current liabilities		58,601.4		57,426.0
Non-current liabilities:
Long-term debt, net of current portion		105,784.4		126,146.7
Finance lease obligations, net of current portion		4,988.6		5,816.2
Other notes payable, net of current portion		2,470.0		3,650.7
Derivative financial instruments		65.5		5.5
Income taxes payable		4,726.7		6,386.9
Deferred income tax liabilities		8,730.7		10,349.1
Post-employment benefits		440.9		520.5
Other long-term liabilities		1,947.4		2,468.1
Total non-current liabilities		129,154.2		155,343.7
Total liabilities		187,755.6		212,769.7

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		67,668.6		64,535.3
Net income for the period		2,802.9		3,721.4
		72,610.5		70,395.7
Accumulated other comprehensive income, net		3,426.1		3,961.8
Shares repurchased		(11,202.0)		(11,433.5)
		64,834.6		62,924.0
Equity attributable to stockholders of the Company		85,702.5		83,791.9
Non-controlling interests		13,313.0		12,492.5
Total equity		99,015.5		96,284.4
Total liabilities and equity	Ps.	286,771.1	Ps.	309,054.1

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	10

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2017		2016		2017		2016
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	23,161.8	Ps.	23,523.5	Ps.	45,339.0	Ps.	45,264.5

Cost of sales		12,970.4		12,715.4		25,805.5		24,861.6

Selling expenses		2,514.5		2,585.7		5,154.6		5,167.8

Administrative expenses		3,400.8		3,369.2		6,679.0		6,577.6
Income before other expense		4,276.1		4,853.2		7,699.9		8,657.5
Other expense, net		(370.9)		(699.3)		(764.6)		(1,194.5)
Operating income		3,905.2		4,153.9		6,935.3		7,463.0
Finance expense		(2,258.2)		(2,452.5)		(4,544.6)		(4,769.2)
Finance income		1,163.8		579.4		2,889.2		887.5
Finance expense, net		(1,094.4)		(1,873.1)		(1,655.4)		(3,881.7)
Share of income of associates and
joint ventures, net		87.0		340.4		350.7		526.7
Income before income taxes		2,897.8		2,621.2		5,630.6		4,108.0
Income taxes		982.9		855.4		1,847.1		1,360.9
Net income	Ps.	1,914.9	Ps.	1,765.8	Ps.	3,783.5	Ps.	2,747.1

Net income attributable to:
Stockholders of the Company	Ps.	1,452.5	Ps.	1,415.9	Ps.	2,802.9	Ps.	2,016.3
Non-controlling interests		462.4		349.9		980.6		730.8
Net income	Ps.	1,914.9	Ps.	1,765.8	Ps.	3,783.5	Ps.	2,747.1

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.49	Ps.	0.49	Ps.	0.96	Ps.	0.70

Grupo Televisa, S.A.B.	SECOND QUARTER 2017	11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 13, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel